This filing is made pursuant
                                                     to Rule 424(b)(2) under the
                                                      Securities Act of 1933, as
                                                     amended, in connection with
                                                     Registration No. 333-50018.

PROSPECTUS


                                3,234,735 Shares


                                     [LOGO]


                        Hilb, Rogal and Hamilton Company

                                  Common Stock



         This prospectus relates to 3,234,735 shares of our common stock that we may offer and issue from time to time in connection with acquisitions of independent insurance agencies and other businesses or assets.

         See "Risk Factors" beginning on page 3 for a discussion of certain factors that should be considered in connection with an investment in shares of our common stock.

                                 ---------------

         Our common stock is listed on the New York Stock Exchange under the symbol "HRH." On June 5, 2001, the closing sales price of our common stock as reported on the New York Stock Exchange was $42.90 per share.

                                 ---------------

         Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.


                  The date of this prospectus is June 6, 2001.

                                TABLE OF CONTENTS

                                                                   Page

          Incorporation of Information that We File with the SEC.....2
          Risk Factors...............................................3
          Forward-Looking and Cautionary Statements..................6
          The Company................................................7
          Use of Proceeds............................................8
          Plan of Distribution.......................................8
          Restrictions on Resales....................................9
          Experts....................................................9
          Legal Matters.............................................10
          Where You Can Find More Information.......................10


             INCORPORATION OF INFORMATION THAT WE FILE WITH THE SEC

         This prospectus "incorporates by reference" important business and financial information that we file with the SEC and that we are not including in or delivering with this prospectus. As the SEC allows, incorporated documents are considered part of this prospectus, and we can disclose important information to you by referring you to those documents.

         We incorporate by reference the documents listed below, which have been filed with the SEC:

         o  Our Annual Report on Form 10-K for the year ended December 31, 2000.

         o Those portions of our 2000 Annual Report to Shareholders and Proxy Statement for the Annual Meeting of Shareholders held on May 1, 2001 that have been incorporated by reference into our Form 10-K.

         o  Our Quarterly Report on Form 10-Q for the quarter ended March 31,
            2001.

         o  Our Current Report on Form 8-K dated January 23, 2001.

         o The description of our common stock as set forth in our Current Report on Form 8-K dated January 23, 2001.

         We also incorporate by reference all documents filed with the SEC pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 after the date of this prospectus and prior to the termination of this offering. Information in this prospectus supersedes related information in the documents listed above, and information in subsequently filed documents supersedes related information in both this prospectus and the incorporated documents.

         We will promptly provide, without charge to you, upon written or oral request, a copy of any or all of the documents incorporated by reference in this prospectus, other than exhibits to those documents, unless the exhibits are specifically incorporated by reference in those documents. Requests should be directed to:

                            Walter L. Smith, Esquire
                       Vice President and General Counsel
                        Hilb, Rogal and Hamilton Company
                               4235 Innslake Drive
                                  P.O. Box 1220
                         Glen Allen, Virginia 23060-1220
                            Telephone: (804) 747-6500
                            Facsimile: (804) 747-6046

         You should rely only on the information incorporated by reference or provided in this prospectus or any supplement. No one else is authorized to provide you with different information. We are not making an offer of shares of our common stock in any state where the offer is not permitted. You should not assume that the information in this prospectus or any supplement is accurate as of any date other than the date on the front of those documents because our financial condition and results may have changed since that date.


                                  RISK FACTORS

         Before you invest in our common stock, you should be aware of various risks, including the risks described below. You should carefully consider these risk factors, together with all of the other information included in this prospectus, before you decide whether to purchase shares of our common stock.

Because our commission revenues are based on premiums set by insurers, any decreases in these premium rates will result directly in revenue decreases for us

         We are engaged in insurance agency and brokerage activities and derive revenues primarily from commissions on the sale of insurance products to clients that are paid by the insurance underwriters with whom our subsidiary agencies place their clients' insurance. These commissions are based on the premiums that the insurance underwriters charge, and we do not determine insurance premium rates. In addition, these premiums historically have been cyclical in nature and have displayed a high degree of volatility based on the prevailing economic and competitive factors that affect insurance underwriters. These factors, which are not within our control, include the capacity of insurance underwriters to place new business, non-underwriting profits of insurance underwriters, consumer demand for insurance products, the availability of comparable products from other insurance underwriters at a lower cost and the availability of alternative insurance products, such as government benefits and self-insurance plans, to consumers.

         We cannot predict the timing or extent of future changes in premiums and thus commissions. As a result, we cannot predict the effect that future premium rates would have on our operations. While increases in premium rates will result directly in revenue increases for us, decreases in premium rates, however, will result directly in revenue decreases for us. These decreases may adversely affect our results of operations for the periods in which they occur.

Carrier override and contingent commissions are less predictable than usual, and any decreases in our collection of them may have an impact on our operating results that we are unable to anticipate

         We derive a portion of our revenues from carrier override and contingent commissions based upon the terms of the contractual relationships between the insurance underwriters and our subsidiary agencies. Carrier override commissions are commissions paid by insurance underwriters in excess of the standard commission rates on specific classes of business. These amounts are not contingent on achieving a specific premium volume or profitability of the business. Contingent commissions are commissions paid by insurance underwriters and are based on the estimated profit that the underwriter makes on the overall volume of business that we place with it. We generally receive these commissions in the first and second quarters of each year. In the aggregate, these commissions generally account for 5% to 10% of our total revenues.

         Due to recent changes in our industry, we cannot predict the payment of these commissions as well as we have been able to in the past. One of these changes, the high loss ratios experienced by insurance carriers, has resulted in a decreased profit to them and may result in decreases in the payment of contingent commissions to us. Furthermore, we have no control over insurance carriers' ability to estimate loss reserves, which affects our profit-sharing calculation. Another change, the tightening of underwriting criteria by certain insurance underwriters, due in part to the high loss ratios, may result in a lower volume of business that we are able to place with them. Carrier override and contingent commissions affect our revenues, and decreases in their payment to us may have an adverse effect on our results of operations.

Our continued growth will be enhanced through acquisitions of insurance agencies, but we may not be able successfully to identify suitable acquisition candidates

         Our strategic plan focuses on the regular and systematic evaluation and acquisition of insurance agencies and, since 1984, we have acquired approximately 190 independent agencies. While we generally expect our revenues to increase over time from internal growth, acquisitions directly enhance our revenue growth.

         There can be no assurance, however, that we will be able successfully to identify suitable acquisition candidates that will permit us to expand into new or existing markets. We are unable to predict whether or when any prospective acquisition candidates will become available or the likelihood that any acquisition will be completed once negotiations have commenced. We compete for acquisition and expansion opportunities with entities that have substantially greater resources. The failure to acquire additional agencies at the same level that we have in the past may affect the expected growth in our operating revenues.

Once we acquire an insurance agency, any failure by us to complete the acquisition and integrate the agency successfully may have an adverse effect on our operations

         The integration of an acquisition may involve a number of factors that may affect our operations. These factors include diversion of management's attention, difficulties in the integration of acquired operations and retention of personnel, entry into unfamiliar markets, unanticipated problems or legal liabilities, and tax and accounting issues. Furthermore, once we have integrated an acquired insurance agency initially, the agency may not achieve levels of revenue, profitability, or productivity comparable to our existing locations, or otherwise perform as expected. The failure to integrate one or more acquired agencies so that they achieve these performance goals may have a material adverse effect on our results of operations and financial condition.

The general level of economic activity can have an impact on our business that is difficult to predict; a strong economic period may not necessarily result in higher revenues for us

         The volume of insurance business available to our agencies has historically been influenced by factors such as the health of the overall economy. The specific impact of the health of the economy on our revenues, however, can be difficult to predict. When the economy is strong, insurance coverages typically increase as payrolls, inventories and other insured risks increase. Insurance commissions to our agencies generally would be expected to increase. As discussed above, however, our commission revenues are dependent on premium rates charged by insurers, and these rates are subject to fluctuation based on prevailing economic and competitive conditions. As a result, the higher commission revenues our company generally would expect to see in a strong economic period may not necessarily occur, as any increase in the volume of insurance business brought about by favorable economic conditions may be offset by premium rates that have declined in response to increased competitive conditions, among other factors.

If we are unable to respond in a timely and cost-effective manner to rapid technological change in our industry, there may be a resulting adverse effect on our business and operating results

         The insurance industry is becoming increasingly influenced by rapid technological change, frequent new product and service introductions and evolving industry standards. For example, the insurance brokerage industry has increased use of the Internet to communicate benefits and related information to consumers and to facilitate business-to-business information exchange and transactions. We believe that we have responded to these changes in the industry quickly and in a timely manner. We actively explore the opportunities that information technology affords the insurance brokerage industry and, in particular, the operations of our agencies. We have specifically expanded our in-house information technology staff and collaborated on a web-based distribution channel with Workplus.com.

         We believe that our future success will depend on our ability to continue to anticipate technological changes and to offer additional product and service opportunities that meet evolving standards on a timely and cost-effective basis. In the past three years, we have spent almost $11.0 million on computer software and hardware. We believe that the development and implementation of new technologies will require additional investment of our capital resources in the future. We have not determined, however, the amount of resources and the time that this development and implementation may require. There is a risk that we may not successfully identify new product and service opportunities or develop and introduce these opportunities in a timely and cost-effective manner. In addition, opportunities that our competitors develop or introduce may render our products and services noncompetitive. As a result, we can give no assurances that technological changes that may affect our industry in the future will not have a material adverse effect on our business and operating results.

Quarterly and annual variations in our commissions that result from the timing of policy renewals and the net effect of new and lost business production may have unexpected impacts on our results of operations

         Our commission income, which typically accounts for approximately 89% to 91% of our total annual revenues, is subject to both quarterly and annual fluctuations as a result of the timing of policy renewals and the net effect of new and lost business production. The factors that cause these fluctuations are not within our control. Specifically, consumer demand for insurance products can influence the timing of renewals, new business and lost business, which includes generally policies that are not renewed and cancellations. In addition, we rely on insurance underwriters for the payment of certain commissions. Due to internal processing of payments by these underwriters, we may not receive a payment that is otherwise expected from a particular underwriter in one of our quarters or years until after the end of that period.

         We generally expect, however, our revenues to increase with new business and to decrease with lost business. The extent of quarterly and annual fluctuations based on these increases and decreases, and the increases and decreases that may be associated with policy renewals, may be difficult to predict for any period.


                    FORWARD-LOOKING AND CAUTIONARY STATEMENTS

         We caution you that this prospectus includes "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995 and is subject to the safe harbor created by those acts. Among other things, these statements relate to our financial condition, results of operation and business. These forward-looking statements are generally identified by the words or phrases "would be," "will allow," "expects to," "will continue," "is anticipated," "estimate," "project" or similar expressions.

         While we provide forward-looking statements to assist in the understanding of our anticipated future financial performance, we caution readers not to place undue reliance on any forward-looking statements, which speak only as of the date that we make them. Forward-looking statements are subject to significant risks and uncertainties, many of which are beyond our control. Although we believe that the assumptions underlying our forward-looking statements are reasonable, any of the assumptions could prove to be inaccurate. Actual results may differ materially from those contained in or implied by these forward-looking statements for a variety of reasons.

         We have included risk factors and uncertainties that might cause such a difference in the "Risk Factors" section of this prospectus on page 3.


                                   THE COMPANY

         We serve as an intermediary between our clients and insurance companies that underwrite client risks. Our clients are traditionally middle-market businesses, which are generally businesses that do not have internal risk management departments and outsource that function to us or to one of our competitors. Through our network of subsidiary insurance agencies, we assist clients in managing their risks in areas such as property and casualty, employee benefits and other areas of specialized exposure. These agencies operate approximately 80 offices in 22 states. Our client base ranges from personal to large national accounts and is primarily comprised of middle-market commercial and industrial accounts. Insurance commissions typically account for approximately 89% to 91% of our total annual revenues. We also advise clients on risk management and employee benefits and provide claims administration and loss control consulting services to clients, which contribute approximately 6% to 8% of annual revenues.

         We have historically grown principally through acquisitions of independent insurance agencies with significant local market shares in small to medium-size metropolitan areas. Since 1984, we have acquired approximately 190 independent agencies. Our prior growth strategy emphasized acquisitions of established independent agencies staffed by local professionals and centralization of certain administrative functions to allow agents to focus on business production. We believe that a key to our success has been a strong emphasis on local client service by experienced personnel with established community relationships.

         Our current acquisition program is largely focused on acquisitions that fit into our current operating models and strategic plans and targets entities that strengthen our regions and middle-market position or add to our specialty lines of business and increase our range of services.

         In addition, we are actively exploring the opportunities that information technology affords the insurance brokerage industry and, in particular, the operations of our agencies. We have expanded our in-house information technology staff to oversee the role of the Internet, innovative networking and e-commerce in making our client service capabilities more effective and efficient. We have also collaborated on a web-based distribution channel that enables companies to distribute information relating to benefits, training and other material to their employees and to provide them with information and links for selected vendors of financial services, including insurance, in a cost-effective manner.

         The agencies act as independent agents representing a large number of insurance companies, which gives us access to specialized products and capacity needed by our clients. Agencies and regions are staffed to handle the broad variety of insurance needs of their clients. Additionally, certain agencies and regions have developed special expertise in areas such as aviation, construction and marine insurance services, and this expertise is made available to clients throughout the regions and our network.

         Our corporate headquarters are located at 4235 Innslake Drive in Glen Allen, Virginia 23060, and our telephone number is (804) 747-6500.


                                 USE OF PROCEEDS

         This prospectus relates to shares of our common stock that may be offered and issued by us from time to time in connection with acquisitions by us of independent insurance agencies and other businesses or assets. We do not expect to receive any cash proceeds from the sale of these shares of common stock.


                              PLAN OF DISTRIBUTION

         This prospectus relates to 3,234,735 shares of our common stock that we may offer and issue from time to time in connection with acquisitions of independent insurance agencies and other businesses or assets. The consideration for these acquisitions may consist of shares of our common stock, cash, notes or other evidences of debt, assumption of liabilities or any combination of these or other items.

         The amount and type of the consideration that we will offer and the other specific terms of each acquisition will be determined by negotiations with the owners or controlling persons of the independent agencies and other businesses or assets to be acquired after taking into account the current and anticipated future value of these businesses or assets, along with all other relevant factors. These factors may include the following items:

         o the established quality and reputation of the business and its management;
         o  gross commission revenues;
         o  earning power;
         o  cash flow;
         o  growth potential;
         o  location of the business and properties to be acquired; and
         o geographical and service diversification resulting from the acquisition.

We expect that any shares of our common stock issued to the owners of these businesses or assets to be acquired will be valued at a price reasonably related to the current market value of our common stock either at the time an agreement is reached regarding the terms of the acquisition or upon delivery of the shares.

         We will pay all expenses of this offering. We will not pay underwriting discounts or commissions in connection with issuing these shares, although we may pay finder's fees in specific acquisitions. Any person receiving a finder's fee may be deemed an underwriter within the meaning of the Securities Act of 1933.

         We may be required to provide further information with respect to a specific acquisition by means of a post-effective amendment to the registration statement or a supplement to this prospectus once we know the actual information concerning the acquisition. Any post-effective amendment must become effective under the Securities Act before we may sell any additional shares of our common stock by means of this prospectus.


                             RESTRICTIONS ON RESALES

         Shares of common stock that we issue under this prospectus to the shareholders or owners of independent insurance agencies and other businesses may be subject to substantial resale restrictions. These restrictions may depend on whether we have obtained from the acquired business and filed with the SEC both financial statements for the acquired business, some of which may need to be audited depending on the financial significance of the business to us, and pro forma financial information with respect to us that reflects the acquisition.

         Shareholders and owners that are deemed to be "affiliates" of the acquired business generally may make resales of the common stock that they acquired from us under this prospectus in accordance with Rule 145(d) of the Securities Act of 1933, as amended. The SEC, however, will not permit these affiliates to make resales until we have filed the required financial statements and pro forma financial information described above. In addition, affiliates of the acquired business who have become affiliates of us following the acquisition may make resales of common stock only in compliance with Rule 144 of the Securities Act. Shareholders and owners that are not deemed to be affiliates of the acquired business or of us following the acquisition generally may make resales of the common stock that they acquired from us without restriction.

         To the extent that it is not practicable to prepare and present the required financial information, neither affiliates nor non-affiliates of the acquired business may make resales of common stock until we have filed with the SEC financial statements for us that cover an appropriate period of time and that reflect the acquisition as required by SEC accounting regulations.

         All shareholders and owners should seek the advice of their own counsel with respect to the legal requirements for any resales.


                                     EXPERTS

         Ernst & Young LLP, independent auditors, have audited our consolidated financial statements and schedule incorporated by reference or included in our Annual Report on Form 10-K for the year ended December 31, 2000, as set forth in their report, which is incorporated by reference in this prospectus and elsewhere in the registration statement. Our financial statements and schedule are incorporated by reference in reliance on Ernst & Young LLP's report, given on their authority as experts in accounting and auditing.

         Documents that we have not yet filed and that we have incorporated by reference into this prospectus will include financial statements, related schedules (if required) and auditors' reports.

Those financial statements and schedules will have been audited to the extent and for the periods set forth in those reports by the firm or firms rendering the reports and, to the extent so audited and consent to incorporation by reference is given, will be incorporated by reference in reliance upon those reports given upon the authority of the firm or firms as experts in accounting and auditing.


                                  LEGAL MATTERS

         Williams, Mullen, Clark & Dobbins, P.C., our counsel, will pass upon the validity of the shares of our common stock to be issued by us through this prospectus.


                       WHERE YOU CAN FIND MORE INFORMATION

         We are subject to the information requirements of the Securities Exchange Act of 1934, as amended, and we file annual, quarterly and current reports, proxy statements and other information with the Securities and Exchange Commission. You may read and copy any document that we file at the SEC's public reference room facility located at 450 Fifth Street, N.W., Washington, D.C. 20549 and at the SEC's regional offices at 7 World Trade Center, 13th Floor, Suite 1300, New York, New York 10048 and Suite 1400, Citicorp Center, 500 West Madison Street, Chicago, Illinois 60661. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. The SEC maintains an Internet site at http://www.sec.gov that contains reports, proxy and information statements and other information regarding issuers, including us, that file documents with the SEC electronically through the SEC's electronic data gathering, analysis and retrieval system known as EDGAR.

         Our common stock is listed on the New York Stock Exchange under the symbol "HRH." Our reports, proxy statements and other information may also be reviewed at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005.

         This prospectus is part of a registration statement filed by us with the SEC. Because the rules and regulations of the SEC allow us to omit certain portions of the registration statement from this prospectus, this prospectus does not contain all the information set forth in the registration statement. You may review the registration statement and the exhibits filed with the registration statement for further information regarding us and the shares of our common stock being sold by this prospectus. The registration statement and its exhibits may be inspected at the public reference facilities of the SEC at the addresses set forth above.

         We also maintain an Internet site at www.hrh.com, which contains information relating to us and our business.

================================================================================






                                3,234,735 Shares




                                     [LOGO]




                        Hilb, Rogal and Hamilton Company




                                  Common Stock




                                -----------------

                                   PROSPECTUS

                                -----------------











                                  June 6, 2001



================================================================================